UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	ICL Signs Agreements for the Supply of Potash to Customers in China and in India during 2025

Item 1

ICL Signs Agreements for the Supply of Potash to Customers in China and in India during 2025

ICL hereby announces that it has signed agreements for the supply of potash to customers in both China and India for the year 2025, under the framework of its respective multi-year supply agreements in each country.

In China, the agreements were signed pursuant to the 2025–2027 framework agreements, and provide for the supply of 750,000 metric tons of potash, with a mutual option for an additional 340,000 metric tons, at a price aligned with recent contracts settlements in China ($346 per ton CIFFO). For information regarding ICL’s 2025-2027 Chinese framework agreements, see the Company’s announcements dated December 2, 2024 (Ref No.2024-02-621083).

In India, the agreement was signed with Indian Potash Limited (IPL), the country’s largest importer of potash, under the five-year supply agreement between the parties for the years 2022–2027. The agreement provides for the supply of 400,000 metric tons of potash, with an option for an additional 100,000 metric tons, at a price aligned with the current market price in India ($349 per ton CIFFO Indian ports). For information regarding the long-term agreement with IPL (2022-2027), see the Company's announcements dated March 21, 2022 (Ref No.2022-02-032452).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: June 25, 2025